Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

Take-Two Interactive Software, Inc.

at

$26.00 Net Per Share in Cash

by

EA08 Acquisition Corp.

a wholly-owned subsidiary of

Electronic Arts Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 11, 2008, UNLESS THE OFFER IS EXTENDED.

March 13, 2008

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Electronic Arts Inc., a Delaware corporation (“Electronic Arts”), is offering to purchase all the issued and outstanding shares of common stock, par value $.01 per share (the “Shares”), of Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two”), at a price of $26.00 per share net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients in whose accounts you hold Shares registered in your name or in the name of your nominee.

On February 15, 2008, Take-Two announced that it had amended the terms of its management agreement with ZelnickMedia Corporation (“ZelnickMedia”), pursuant to which ZelnickMedia has agreed to provide the services of Strauss Zelnick, Ben Feder and Karl Slatoff as the Executive Chairman, Chief Executive Officer and Executive Vice President, respectively, of Take-Two. Pursuant to the amendment to the management agreement, Take-Two, among other things, agreed to grant to ZelnickMedia Corporation 1,500,000 shares of restricted stock under the Company’s Incentive Stock Plan, subject to Take-Two’s stockholders approving at its 2008 annual meeting of stockholders, to be held on April 10, 2008, an amendment to Take-Two’s Incentive Stock Plan providing for an increase in the number of shares of Take-Two common stock reserved for issuance under the Incentive Stock Plan by 2,000,000 shares and permitting the issuance of awards under that Plan to consultants (which would include ZelnickMedia). Take-Two’s agreements with ZelnickMedia provide that if such shares of restricted stock are issued to ZelnickMedia, at least 780,000 of such shares would vest as a result of a purchase of Shares pursuant to the Offer. In the event that the amendment to the Incentive Stock Plan is approved by Take-Two’s stockholders, we intend to amend the Offer to reduce the purchase price we are offering in the Offer to $25.74 per share, net to the seller in cash (subject to applicable withholding taxes), without interest (which reflects the reduction required if such shares are issued to keep the aggregate amount to be paid by Purchaser in the Offer and the Merger the same as would be paid if such shares were not issued, assuming the capitalization of Take-Two described in “Introduction” to the Offer to Purchase). If such an amendment is made, Purchaser will extend the Offer to the extent required by applicable law.

The Offer is subject to certain conditions contained in the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase dated March 13, 2008;

2. Letter of Transmittal, including a Substitute Form W-9, for your use in accepting the Offer and tendering Shares on behalf of your clients and for the information of your clients;

3. Notice of Guaranteed Delivery, to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to U.S. Bank National Association, the Depositary for the Offer, prior to the expiration of the Offer or if the procedure for book-entry transfer cannot be completed prior to the expiration of the Offer;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6. Return envelope addressed to the Depositary.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights expire at 12:00 midnight, New York City time, on Friday, April 11, 2008, unless the Offer is extended.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the share certificates representing such Shares or timely Book-Entry Confirmation (as defined in the Offer to Purchase) of the book-entry transfer of such Shares (if such procedure is available), into the Book-Entry Transfer Facility (as defined in the Offer to Purchase), pursuant to the procedures set forth in “The Offer—Section 3—Procedure for Tendering Shares” of the Offer to Purchase; (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase); and (iii) any other documents required by the Letter of Transmittal.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedure described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

EA08 Acquisition Corp.

Nothing contained herein or in the enclosed documents shall constitute you or any other person as the agent of Purchaser, Electronic Arts, the Information Agent, the Depositary or any affiliate thereof, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.